Free Writing Prospectus	Filed pursuant to Rule 433 under the Securities Act
(To the Preliminary Prospectus	Registration No. 333-236294
Supplement dated July 29, 2021)

Celanese US Holdings LLC

$400,000,000 1.400% Senior Notes due 2026

Term Sheet

July 29, 2021

Issuer:	Celanese US Holdings LLC

Guarantors:	Celanese Corporation and certain subsidiaries of the Issuer

Principal Amount:	$400,000,000

Title of Securities:	1.400% Senior Notes due 2026 (the “Notes”)

Maturity Date:	August 5, 2026

Offering Price:	99.899%, plus accrued interest from August 5, 2021, if settlement occurs after that date.

Coupon:	1.400%

Yield to Maturity:	1.421%

Spread to Benchmark Treasury:	+ 70 bps

Benchmark Treasury Price / Yield:	100-23 ¾ / 0.721%

Benchmark Treasury:	UST 0.875% due June 30, 2026

Interest Payment Dates:	February 5 and August 5 of each year, commencing February 5, 2022

Record Dates:	January 22 and July 22 of each year

Optional Redemption:	Make-whole call at T+15 bps

In addition, commencing July 5, 2026 (one month prior to the maturity of the Notes), the Issuer may redeem some or all of the Notes at any time and from time to time at a redemption price of 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. HSBC Securities (USA) Inc. U.S. Bancorp Investments, Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities LLC MUFG Securities Americas Inc.

Co-Managers:	PNC Capital Markets LLC SMBC Nikko Securities America, Inc. UniCredit Capital Markets LLC

Trade Date:	July 29, 2021

Settlement Date:	August 5, 2021 (T+5)

We expect that delivery of the Notes will be made to investors on or about August 5, 2021, which will be the fifth business day following the date of pricing of the Notes (such settlement being referred to as T+ 5). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to two business days before their delivery will be required, by virtue of the fact that the Notes initially settle in T+ 5, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to two business days before their delivery should consult their advisors.

Distribution:	SEC Registered Offering

Net Proceeds:	We estimate that the net proceeds from this offering of the Notes will be $397,196,000 after deducting the underwriting discount for this offering.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP Number:	15089Q AK0

ISIN Number:	US15089QAK04

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting the Next-Generation EDGAR System on the SEC web site at www.sec.gov. Alternatively, the Issuer or any underwriter will arrange to send you the prospectus if you request it by calling or emailing BofA Securities, Inc. at 1-800-294-1322 or dg.prospectus_requests@bofa.com, by calling Citigroup Global Markets Inc. at 1-800-831-9146, by calling HSBC Securities (USA) Inc. at 1-866-811-8049 or by calling U.S. Bancorp Investments, Inc. at 1-877-558-2607.

The information in this communication supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with such information. Before you invest, you should read the preliminary prospectus supplement (including the documents incorporated by reference therein) for more information concerning the Issuer and the Notes.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.